June 29, 2015

Via EDGAR

Marla L. Ransom
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re: Pazoo, Inc.
Amendment No. 1 to Preliminary Information Statement on Schedule 14C
Filed March 27, 2015
File No. 001-36793

Dear Ms. Ransom:

I write in response to your letter dated April 23, 2015 wherein the United States Securities and Exchange Commission (the “Commission”) proposed certain comments with regard to this filing.

Accordingly, today we have filed a substantive amendment (Amendment No. 1) to the previously filed Preliminary Information Statement on Schedule 14C.  For ease of review of the Preliminary Information Statement on Schedule 14C, we have attached to this letter a copy of the Amended Preliminary Information Statement on Schedule 14C which highlights the changes we feel address the comments of the Commission.

We apologize for the delay in this response; however, the Company is mindful of the representation in the Preliminary Information Statement on Schedule 14C that the Company is current on its filings with the Commission.   Since the date of the Commission’s letter, the Company has filed its annual report on Form 10K and its quarterly report on Form 10Q for the period ending March 31, 2015, and is now current.

Please feel free to e-mail me at David @pazoo.com with any further communications.

Yours sincerely,

/s/ David Cunic

Chief Executive Officer